Liberty-Stein Roe Advisor Trust:
Stein Roe Advisor High-Yield Municipals Fund

At the October 19, 1999 Board of Trustees Meeting it was voted:

         that the investment policies of the Stein Roe Advisor High-Yield Municipals Fund relating to the purchase and sale of real estate and acting as an underwriter of securities are designated as fundamental investment policies.